Exhibit 99.1

© 2010 RRsat Global Communications Network Ltd. All rights reserved.

March 2010

© 2010 RRsat Global Communications Network Ltd. All rights reserved.

  Safe Harbor Statement
Please note that this presentation and discussion will contain forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives and intentions. Such forward-
 looking statements involve known and unknown risks, uncertainties and other factors some of which are beyond the Company’s control, are difficult to predict and may cause actual results to differ materially from those expressed or implied by such forward-looking statements. You should not place undue reliance on any forward-looking statement, each of which applies only as of the date we make it. In evaluating these statements, you should specifically consider various factors, including the risks outlined under “Risk Factors” in our
 2009 20-F filed with the SEC. No assurance can be given that any of such estimates or statements will be realized and it is likely that actual results will differ materially from those contemplated by such forward-looking statements.
 We assume no obligation to update any forward-looking statement

© 2010 RRsat Global Communications Network Ltd. All rights reserved.

RRinternet-tv
Broadcast Your TV Channels
to Millions of Viewers Worldwide
  Complete Solution
  High Quality
  Low Cost

© 2010 RRsat Global Communications Network Ltd. All rights reserved.

Network
Operations
Center
Acquisition
& Playout
NOC
Global Broadcasting
  North America
“Over The Top” of the Worldwide Public Internet
Network
Operations
Center
  Australia
  South America
  Europe
  Asia

© 2010 RRsat Global Communications Network Ltd. All rights reserved.

© 2010 RRsat Global Communications Network Ltd. All rights reserved.

Optional Viewing from Customer’s Website

© 2010 RRsat Global Communications Network Ltd. All rights reserved.

Free or Monetized
RRinternetTV includes
all Pay-TV applications:
▪Geoblocking
▪Viewer Registration
▪Subscription Management
▪Payments & Clearing
▪Conditional Access

© 2010 RRsat Global Communications Network Ltd. All rights reserved.

The Complete Solution

© 2010 RRsat Global Communications Network Ltd. All rights reserved.

 ▪ with geoblocking as requested
  Fixed Cost
 ▪ no increase as viewing grows
  Unlimited Viewers & Viewing
 ▪ no ceilings - up to the network’s capacity
  Viewing from RRsat’s Platform & Your Website
 ▪ maximal exposure
  Full Monetization Functionality
 ▪ all Pay-TV applications
  End-to-End Service
 ▪ from Acquisition to the Viewer

© 2010 RRsat Global Communications Network Ltd. All rights reserved.

IR Contacts:
 Gil Efron, CFO   Ehud Helft / Kenny Green
 Tel: +972 8 861 0000   Tel: 1 646 201 9246
 Email:  investors@rrsat.com
 Web site: www.rrsat.com
RRinternet-tv
Enabling Global Broadcasting
Thank you